# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Procaps Group, S.A., CIK 0001863362
CUSIP: L7756P102
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Address of issuer's principal executive offices: 9 rue de Bitbourg, Luxembourg, Luxembourg (N4), L-1273
Date of event which requires filing of this statement: 04/16/2025
Filed by CIK 0001884588
Persons authorized to receive notices and communications: Peter Egan, 58 Rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134, 356 7995-6138

## Reporting persons
- Hoche Partners Pharma Holding S.A. (CIK 0001884588): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: affiliate funds (AF); sole voting power 773,031,209; shared voting power 1,304,518,234; sole dispositive power 705,697,463; shared dispositive power 0; aggregate amount beneficially owned 2,077,549,443 (84.38% of the class)
  Comment: 1 Row 7 Sole Voting Power: This number represents the sum of: (I) 15,877,516 ordinary shares ("Ordinary Shares") of Procaps Group, S.A. (the "Issuer" or the "Company") that are currently held by Hoche Partners Pharma Holding S.A. ("Hoche"), and the number of Ordinary Shares: (i) issued to Hoche in connection with the conversion of a principal amount of $38,548,333.33 in secured convertible notes (the "Secured Convertible Notes") pursuant to the Secured Convertible Note Subscription Agreement entered into between Hoche and the Company dated as of April 9, 2025 (the "Subscription and Conversion Agreement"), as a result of which the Company issued to Hoche 610,618,300 Ordinary Shares at a conversion price of $0.06313 per share; and (ii) the number of Ordinary Shares issuable to Hoche under a warrant (the "Warrant") issued to Hoche on April 9, 2025, for a face amount of $5,000,000 (the "Warrant Amount"), which may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Warrant Amount by $0.06313, resulting in the potential issuance of up to 79,201,647 Ordinary Shares to Hoche upon full exercise of the Warrant; and (II) 67,333,746 Ordinary Shares held by the Sognatore Trust, ("Sognatore"), the Simphony Trust ("Simphony"), and the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), over which the Minski Trusts have granted an irrevocable proxy ("Proxy") to Hoche further to the shareholder nomination and voting agreement (the "Minski Shareholder Nomination Agreement"), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja.
  
  The Proxy has been granted to Hoche until (x) the termination of the Minski Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein's term as Chairman of the Board Shareholder Nomination Agreement; or (iii) voluntary resignation of Alejandro Weinstein as Chairman of the Board, whichever is earlier. However, the Proxy does not cover certain change of control events or amendment of the size or composition of the board of directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders.
  
  2 Row 8 Shared Voting Power: This number represents the sum of (I) the aggregate number of Ordinary Shares held and issuable to Becaril S.A. ("Becaril") and Chemo Project S.A. ("Chemo"), consisting of: (i) with respect to Becaril: (a) 305,309,149 Ordinary Shares issued to Becaril pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Becaril and the Company, and the assignment of rights from Hoche to Becaril under that certain Secured Convertible Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated April 3, 2025 (collectively, the "Note Subscription Agreement"), between Hoche and Procaps; and (b) 19,800,411 Ordinary Shares issuable to Becaril upon the exercise of a warrant issued on April 9, 2025, by Procaps to Becaril at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Becaril; (ii) with respect to Chemo: (a) 305,309,149 Ordinary Shares issued to Chemo pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Chemo and the Company, and the assignment of rights from Hoche to Chemo under the Note Subscription Agreement; and (b) 19,800,411 Ordinary Shares issuable to Chemo upon the exercise of a warrant issued on April 9, 2025, by Procaps to Chemo at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Chemo; and (II) the aggregate number of Ordinary Shares held and issuable by Flying Fish Ventures L.P. ("Flying Fish Ventures"), Saint Thomas Commercial S.A. ("ST Commercial"), and Santana S.A. ("Santana"), consisting of: (i) with respect to Flying Fish Ventures: (a) 2,660,000 Ordinary Shares of Procaps previously held by Flying Fish Ventures; (b) 452,215,004 Ordinary Shares issued to Flying Fish Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Flying Fish Ventures and the Company, and the assignment of rights from Hoche to Chemo under the Note Subscription Agreement; and (c) 29,327,792 Ordinary Shares issuable to Flying Fish Ventures upon the exercise of a warrant, issued on April 9, 2025, by Procaps to Flying Fish Ventures at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Flying Fish Ventures; (ii) with respect to ST Commercial: (a) 280,000 Ordinary Shares of Procaps previously held by ST Commercial (b) 79,201,644 Ordinary Shares issued to ST Commercial pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between ST Commercial and the Company, and the assignment of rights from Hoche to ST Commercial under the Note Subscription Agreement; and (c) 5,136,515 Ordinary Shares issuable to ST Commercial upon the exercise of a warrant issued on April 9, 2025, by Procaps to ST Commercial at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to ST Commercial; and, (iii) with respect to Santana: (a) 1,140,000 Ordinary Shares of Procaps previously held by Santana; (b) 79,201,644 Ordinary Shares issued to Santana pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Santana and the Company, and the assignment of rights from Hoche to Santana under the Note Subscription Agreement; and (c) 5,136,515 Ordinary Shares issuable to Santana upon the exercise of a warrant issued on April 9, 2025, between Procaps and Santana at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Santana.
  
  On April 9, 2025, Hoche, Becaril, Chemo, Flying Fish Ventures, ST Commercial, and Santana (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement, pursuant to which, among other things, in connection with any general meeting of shareholders of the Company at which directors are to be elected, the parties thereto agreed to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche, who may continue to be: (i) Mr. Alejandro Weinstein, (ii) Mr. Nicolas Weinstein, and (iii) Mr. Alberto Eguiguren Correa. As a result, Hoche may be deemed to have shared voting power over the aggregate number of Ordinary Shares held and issuable to the Anchor Investors (but not dispositive power over such Ordinary Shares).
  
  Accordingly, Hoche may be deemed to have voting power with respect to an aggregate of 2,077,549,443 Ordinary Shares, which includes: (i) an aggregate of 1,304,518,234 Ordinary Shares held by or issuable to the Anchor Investors, over which Hoche may be deemed to share voting power pursuant to the Shareholder Nomination and Voting Agreement; and (ii) an aggregate of 773,031,209 Ordinary Shares over which Hoche has sole voting power, including Ordinary Shares directly held by Hoche, the Ordinary Shares issuable to Hoche upon exercise of the Warrant, and the Ordinary Shares subject to an irrevocable proxy granted under the Minski Shareholder Nomination Agreement.
  
  3 Row 9 Sole Dispositive Power: This number excludes the Proxy given to Hoche pursuant to the Minski Shareholder Nomination Agreement. See Item 5 for additional details.
  
  4 Row 11 Aggregate Amount Beneficially Owned by each Reporting Person: This number represents the sum of (I) the aggregate of 1,304,518,234 Ordinary Shares held by or issuable to the Anchor Investors, over which Hoche may be deemed to share voting power pursuant to the Shareholder Nomination and Voting Agreement entered into between Hoche and the Anchor Investors on April 9, 2025; and (II) the aggregate of 773,031,209 Ordinary Shares over which Hoche has sole voting power, including the Ordinary Shares directly held by Hoche, the Ordinary Shares issuable to Hoche upon exercise of the Warrant, and the Ordinary Shares subject to an irrevocable proxy granted under the Minski Shareholder Nomination Agreement. See Item 5 for additional details.
  
  5 Row 13 Percent of Class Represented by Amount in Row 11: Based on 2,462,268,603 Ordinary Shares of Procaps, which includes (i) 112,824,183 Ordinary Shares issued and outstanding as of April 3, 2025 as represented by the Company in the Subscription and Conversion Agreement (as defined in Footnote 1 above), (ii) an aggregate of 1,304,518,234 Ordinary Shares held by or issuable to the Anchor Investors in connection with the transactions reported on this Schedule 13D, (iii) an aggregate of 773,031,209 Ordinary Shares over which Hoche has sole voting power, and (iv) an aggregate of 271,894,977 Ordinary Shares issued to other third-party investors in connection with the Company Equity Raise (as defined in Item 4 below).
  
  Explanatory Note:
  
  This Amendment No. 14 ("Amendment No. 14") amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the "Reporting Person" or "Hoche") that was filed with the Securities and Exchange Commission (the "Commission") on September 29, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on July 22, 2024, as amended by Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, as amended by Amendment No. 5 to the Schedule 13D, filed with the Commission on August 8, 2024, as amended by Amendment No. 6 to the Schedule 13D, filed with the Commission on August 12, 2024, as amended by Amendment No. 7 to the Schedule 13D, filed with the Commission on August 23, 2024, as amended by Amendment No. 8 to the Schedule 13D, filed with the Commission on September 4, 2024, as amended by Amendment No. 9 to the Schedule 13D, filed with the Commission on September 19, 2024, as amended by Amendment No. 10 to the Schedule 13D, filed with the Commission on October 10, 2024, as amended by Amendment No. 11 to the Schedule 13D, filed with the Commission on October 28, 2024, as amended by Amendment No. 12 to the Schedule 13D, filed with the Commission on October 29, 2024, and as further amended by Amendment No. 13 to the Schedule 13D, filed with the Commission on November 29, 2024, with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the "Issuer" or "Procaps"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 14 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person's investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Name of issuer: Procaps Group, S.A.
Address of issuer's principal executive offices: 9 rue de Bitbourg, Luxembourg, Luxembourg (N4), L-1273

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On April 9, 2025, the Company and Hoche entered into a Subscription and Conversion Agreement pursuant to which Hoche irrevocably elected to convert all of its remaining outstanding obligations under the Note Subscription Agreement into Ordinary Shares and receive the Warrant in connection with such conversion.

The Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated April 3, 2025, provided for the issuance of Secured Convertible Notes to Hoche in a principal amount of $38,548,333.33. The notes were convertible into Ordinary Shares of the Company, par value $0.01 per share, in accordance with the terms of the Note Subscription Agreement.

Pursuant to the Subscription and Conversion Agreement, dated April 9, 2025, the Company issued to Hoche 610,618,300 Ordinary Shares at a conversion price of $0.06313 per share. In addition, the Company issued to Hoche the Warrant, with a face amount of $5,000,000, exercisable to purchase up to 79,201,647 Ordinary Shares, at an exercise price of $0.06313 per share. The Subscription Agreement was entered into in connection with a broader private equity financing transaction conducted by the Company (the "Company Equity Raise").

As part of the Company Equity Raise, on April 9, 2025, Hoche entered into (i) assignment and assumption agreements with each of the Anchor Investors and the Company, solely for the limited purpose of acknowledging the existence of such assignments, pursuant to which Hoche assigned its rights, title, and interest in and to an aggregate outstanding principal amount of $1,451,666.67 of the Secured Convertible Notes, together with accrued interest thereon and the corresponding portion of the Note Subscription Agreement; and (ii) warrant right assignment agreements with the Anchor Investors and the Company, solely for the limited purpose of acknowledging the existence of such assignments, pursuant to which Hoche assigned its rights, title, and interest in and to an aggregate warrant amount of $5,000,000 under the Warrant, representing the portion issuable upon conversion of the Secured Convertible Notes. Each Anchor Investor received Ordinary Shares pursuant to a Subscription and Conversion Agreement entered into on April 9, 2025, and a warrant, also issued on April 9, 2025 and assigned by Hoche, exercisable for Ordinary Shares at a price of $0.06313 per share.

On the same date, Hoche together with the Anchor Investors entered into a Shareholder Nomination and Voting Agreement. Pursuant to the agreement, the parties agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Hoche continues to hold an irrevocable proxy granted by the Minski Trusts pursuant to a separate Shareholder Nomination and Voting Agreement dated November 29, 2024. See Item 5 for additional details.

The transactions described herein were undertaken for investment purposes. Depending on market conditions, general economic conditions, and other factors, Hoche may acquire additional Ordinary Shares or dispose of some or all of its holdings of Ordinary Shares or other securities of the Company, or may take other actions with respect to its investment in the Company as it may deem appropriate, including engaging in discussions with the Company, other shareholders, or third parties regarding the Company's capital structure, operations, governance, strategic transactions, or other matters referred to in Item 4(a) through (j) of Schedule 13D.

Except as described herein, Hoche does not currently have any plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended as follows:

Hoche may be deemed to beneficially own an aggregate of 2,077,549,443 Ordinary Shares, or 84.38% of the total number of outstanding Ordinary Shares of Procaps (2,462,268,603). This number represents the sum of (i) the aggregate of 773,031,209 Ordinary Shares over which Hoche may be deemed to exercise sole voting power (as described below); and (ii) the aggregate of 1,304,518,234 Ordinary Shares held or issuable to the Anchor Investors over which Hoche may be deemed to share voting power (as described below).

Hoche may be deemed to exercise sole voting power over an aggregate of 773,031,209 Ordinary Shares. This number represents the sum of: (i) 15,877,516 Ordinary Shares held by Hoche; plus (ii) 610,618,300 Ordinary Shares issued to Hoche pursuant to the Subscription and Conversion Agreement, dated April 9, 2025, by and between the Company and Hoche, in connection with the conversion of outstanding Note Obligations (such shares, the "Conversion Shares"); plus (iii) 79,201,647 Ordinary Shares issuable to Hoche upon the exercise of a warrant issued on April 9, 2025, at an exercise price of $0.06313 per share, in connection with such Subscription and Conversion Agreement (such shares, the "Warrant Ordinary Shares"); plus, (iv) 67,333,746 Ordinary Shares held by the Minski Trusts, which shares are subject to the Proxy held by Hoche.

Hoche may be deemed to share voting power over an aggregate of 1,304,518,234 Ordinary Shares held or issuable to the Anchor Investors. This number represents the sum of (I) the aggregate number of Ordinary Shares held and issuable to Becaril and Chemo consisting of: (i) with respect to Becaril: (a) 305,309,149 Ordinary Shares issued to Becaril pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Becaril and the Company, and the assignment of rights from Hoche to Becaril under the Note Subscription Agreement; and (b) 19,800,411 Ordinary Shares issuable to Becaril upon the exercise of a warrant issued on April 9, 2025, by Procaps to Becaril at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Becaril; (ii) with respect to Chemo: (a) 305,309,149 Ordinary Shares issued to Chemo pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Chemo and the Company, and the assignment of rights from Hoche to Chemo under the Note Subscription Agreement; and (b) 19,800,411 Ordinary Shares issuable to Chemo upon the exercise of a warrant issued on April 9, 2025, by Procaps to Chemo at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Chemo; and (II) the aggregate number of Ordinary Shares held and issuable by Flying Fish Ventures, ST Commercial, and Santana consisting of: (i) with respect to Flying Fish Ventures: (a) 2,660,000 Ordinary Shares of Procaps previously held by Flying Fish Ventures; (b) 452,215,004 Ordinary Shares issued to Flying Fish Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Flying Fish Ventures and the Company, and the assignment of rights from Hoche to Chemo under the Note Subscription Agreement; and (c) 29,327,792 Ordinary Shares issuable to Flying Fish Ventures upon the exercise of a warrant, issued on April 9, 2025, by Procaps to Flying Fish Ventures at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Flying Fish Ventures; (ii) with respect to ST Commercial: (a) 280,000 Ordinary Shares of Procaps previously held by ST Commercial (b) 79,201,644 Ordinary Shares issued to ST Commercial pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between ST Commercial and the Company, and the assignment of rights from Hoche to ST Commercial under the Note Subscription Agreement; and, (c) 5,136,515 Ordinary Shares issuable to ST Commercial upon the exercise of a warrant issued on April 9, 2025, by Procaps to ST Commercial at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to ST Commercial; and, (iii) with respect to Santana: (a) 1,140,000 Ordinary Shares of Procaps previously held by Santana; (b) 79,201,644 Ordinary Shares issued to Santana pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into between Santana and the Company, and the assignment of rights from Hoche to Santana under the Note Subscription Agreement; and, (c) 5,136,515 Ordinary Shares issuable to Santana upon the exercise of a warrant, issued on April 9, 2025, between Procaps and Santana at an exercise price of $0.06313 per share, following an assignment of rights to receive those warrants from Hoche to Santana. On April 9, 2025, entered into by and among Hoche and the Anchor Investors, pursuant to which the parties agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment certain individuals designated by Hoche to the Company's board of directors and to support other agreed governance matters. As a result, Hoche may be deemed to have shared voting power over the aggregate number of Ordinary Shares held and issuable to the Anchor Investors (but not dispositive power over such Ordinary Shares).

Hoche will have dispositive power over an aggregate of 705,697,463 Ordinary Shares. This number represents a sum of: (i) 15,877,516 Ordinary Shares held by Hoche; plus (ii) the 610,618,300 Conversion Shares; plus (iii) the 79,201,647 Warrant Ordinary Shares.

The percentages used herein are calculated based on 2,462,268,603 Ordinary Shares, which includes (i) 112,824,183 Ordinary Shares issued and outstanding as of April 3, 2025 as represented by the Company in the Subscription and Conversion Agreement, (ii) an aggregate of 1,304,518,234 Ordinary Shares, or held or issuable to the Anchor Investors in connection with the transactions reported on this Schedule 13D, (iii) the aggregate of 773,031,209 Ordinary Shares over which Hoche has sole voting power, including (a) 15,877,516 Ordinary Shares directly held by Hoche, (b) the 610,618,300 Conversion Shares; (c) the 79,201,647 Warrant Ordinary Shares, and (d) the 67,333,746 Ordinary Shares subject to an irrevocable proxy granted under the Minski Shareholder Nomination Agreement, and (iv) an aggregate of 271,894,977 Ordinary Shares issued to other third-party investors in connection with the Company Equity Raise.

The calculations of the beneficial ownership, sole voting power and dispositive power are also dependent on the occurrence of certain events and conditions described in the underlying agreements, including the actual exercise of the Warrant. Hoche will file an updated Schedule 13D amendment in case of any material change to its beneficial ownership resulting from further issuances, exercises, or contractual developments.

## Signatures
- Hoche Partners Pharma Holding S.A.: /s/ Roman Sokolowski, Roman Sokolowski/Director (04/16/2025)
- Hoche Partners Pharma Holding S.A.: /s/ Alexander Ludbrook - Miles, Alexander Ludbrook - Miles/Director (04/16/2025)
- Hoche Partners Pharma Holding S.A.: /s/ Ariane Vansimpsen, Ariane Vansimpsen/Director (04/16/2025)
Comment: Each of the above signatories are authorized signatories of Stonehage Fleming Corporate Service Luxembourg S.A., which is the corporate director of Hoche Partners Pharma Holding S.A.